May 2, 2007

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Java Detour, Inc.
Amendment No. 3 to Registration Statement on Form 10-SB (File No. 0-52357)
Filed December 8, 2006 and Amendment No. 3 to Registration Statement on Form
SB-2 (File No. 333-139731) Filed December 29, 2006

Ladies and Gentlemen:

On behalf of Java Detour, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 3 (the “Form 10-SB Amendment No. 3”) to the registration statement on Form 10-SB filed on December 8, 2006 (File No. 0-52357) (the “Form 10-SB Registration Statement”) and Amendment No. 3 (the “SB-2 Amendment No. 3”) to the registration statement on Form SB-2 filed on December 29, 2006 (File No. 333-139731) (the “SB-2 Registration Statement”). We are also forwarding to you via Federal Express courtesy copies of this letter, Form 10-SB Amendment No. 3, in a clean and marked version to show changes from Amendment No. 2 to Form 10-SB as filed on April12, 2007, and SB-2 Amendment No. 3, in a clean and marked version to show changes from Amendment No. 2 to SB-2 as filed on April 12, 2007.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated April 24, 2007, in respect of Amendment No. 2 to the Form 10-SB Registration Statement and Amendment No. 2 to the SB-2 Registration Statement. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Amendment No. 2 to Registration Statement on Form 10-SB

General

1.	Comment: Please be advised that our comments on your Registration Statement on Form 10-SB also apply to your Registration Statement on Form SB-2. Please revise as necessary.

Response: We respectfully note the Staff’s comment and have made similar revisions to the Company’s Registration Statement on Form SB-2 in accordance with the Staff’s comments on the Company’s Registration Statement on Form 10-SB.

H. Christopher Owings
Securities and Exchange Commission
May 2, 2007

Overview, page 1

2.	Comment: We note your reference to preparing for a national rollout plan. Provide additional information regarding your plans, current status and additional steps to be taken.

Response: We respectfully note your comment and have revised the Company’s disclosure to clarify that the Company plans to implement its national rollout plan through company-owned store expansion and franchised store expansion. The Company will utilize strategic development agreements to expand its company-owned operations and franchise agreements to expand its franchised operations. Please reference the disclosures under “Description of Business-Company-owned Stores,” “-Franchised Stores” and “-Growth Strategy” for additional information regarding the Company’s plans, current status and additional steps to be taken.

Company-Owned Stores, page 2

3.
Comment: Revise the 2nd paragraph to quantify the number of strategic agreements currently in effect. With regard to your Focus Brands description, you reference the 1st 6 stores. Is there an agreed upon number or term duration and how are development costs determined? Do you expect to enter into a written agreement? It is unclear why you refer to the 2 stores developed in Charlotte, NC as being under the Pavilion Agreement when you describe that agreement as developing stores in Texas and Florida. In addition, it is unclear what your obligations are in accepting stores if they are built to your specifications. Are you obligated to take stores if developed to your specifications in any market and any quantity? Further, if Pavilion has sole responsibility for site selection, purchase and construction, how do you have assurance of sufficient customer traffic and control of costs? In this regard, clarify the responsibilities of and your relationship with Pavilion since many of the activities described here and under the Directors and Executive Officers, Promoters and Control Persons discussion on page 26 appear to overlap.

Response: We respectfully note the Staff’s comment and have revised the disclosure to quantify the number of strategic agreements currently in effect. Further, we have revised the disclosure to clarify the terms of the Company’s agreements with Focus Brands and Pavilion Development. We respectfully confirm that Pavilion Development is a developer with whom the Company has entered into a development agreement, as disclosed in the “Description of Business-Company-owned Stores” section. The parties do not have any relationship other than the foregoing. We have also revised the disclosure under “Management-Executive Officers and Directors-Michael Binninger” to clarify that the agreements with First Street Ventures, Pavilion Development and Focus Brands are only referenced with respect to Michael Binninger because such agreements were negotiated by the Company under Mr. Binninger’s leadership as CEO of the Company.

H. Christopher Owings
Securities and Exchange Commission
May 2, 2007

Franchised Stores, page 3

4.
Comment: Indicate whether the franchise agreements require a certain number of stores be developed within a certain timeframe or whether they limit the number of stores in a given area. Are your franchisees required to use your coffee and other equipment? If not, how do you manage quality control? Indicate whether and the manner in which you retain the right to revoke a franchise agreement.

Response: We respectfully note the Staff’s comment and have revised the disclosure to indicate that the Company’s franchise agreements do include a development schedule that the franchisees must meet. In the event that a franchisee fails to meet such development schedule, the Company has the right to revoke its agreement with such franchisee. Further, we have revised the disclosure to provide additional information regarding how the Company manages quality control at its franchised stores.

Coffee Beans, page 5

5.
Comment: We note your disclosure indicating that Landgrove Coffee currently pays JDCO a rebate of $0.40 per pound for all coffee purchases from your franchisees in the Midwest. Please tell us and include a note to your financial statements to disclose where you record these rebates in your statements of operations.

Response: We respectfully note the Staff’s comment and confirm that the rebates from Landgrove Coffee paid to JDCO Subsidiary are recorded as operating revenues in the Company’s consolidated statement of operations. Further, the Company has updated its disclosure in “Note 13-Related Party Transactions” to indicate where the rebates from Landgrove Coffee are recorded in its consolidated statement of operations.

Directors and Executive Officers, Promoters and Control Persons, page 26

6.	Comment: State the dates of terms of office as well as work experience if different for the past 5 years for each person. See Item 401 of Regulation S-B.

Response: We respectfully note the Staff’s comment and have updated the Company’s disclosure to state the approximate dates of terms of office as well as work experience, if different, for the past 5 years for each person, all in accordance with Item 401 of Regulation S-B.

H. Christopher Owings
Securities and Exchange Commission
May 2, 2007

Advisory Board. page 26

7.
Comment: Expand your disclosure to describe the function and activities of the Advisory Board. In this regard, provide additional information similar to that in Item 401 of Form S-B. Indicate whether the members receive compensation for their service.

Response: We respectfully note the Staff’s comment and have updated the Company’s disclosure to describe the function and activities of the advisory board, providing additional information similar to that in Item 401 of Regulation S-B. We have also updated the Company’s disclosure to indicate that the members of the advisory do not receive compensation for their services.

Executive Compensation, page 27

8.
Comment: We note your statement that directors did not receive any compensation during the last fiscal year for their service as directors. Your Summary Compensation Table, however, includes Mr. Binninger's position as Chairman of the Board in addition to his CEO title. It is unclear why you did not also include the director designation for the other 2 executive officers as well. Please advise.

Response: We respectfully note the Staff’s comment and confirm that none of the Company’s directors received compensation during the last fiscal year for their services as directors. We have updated the Summary Compensation Table to omit the reference to Mr. Binninger’s position as Chairman of the Board as his compensation was earned in his capacity as CEO.

Consolidated Statements of Operations for the Years Ended December 31, 2006 and 2005, page F-4

9.	Comment: Provide us with the detailed calculation of the weighted average shares outstanding used in the calculation of net loss per share for the years ended December 31, 2006 and 2005.

Response: We respectfully note the Staff’s comment and have provided a detailed calculation of the weighted average shares outstanding used in the calculation of net loss per share for the years ended December 31, 2006 and 2005 as Annex A to this letter. In addition, the Company notes that it incorrectly stated the weighted average shares outstanding on the pro forma financial statements provided as a response to the Staff’s previous comment letter. The actual weighted average shares outstanding that should have been included on the pro forma financial statements are 12,271,009 for Java Detour, 1, 534,375 for Media USA and 13,805,384 for pro forma consolidated. The calculation or the pro forma weighted average shares outstanding is also included in Annex A to this letter.

H. Christopher Owings
Securities and Exchange Commission
May 2, 2007

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the Years Ended December 31, 2006 and 2005, pane F-5

10.	Comment: Please provide us with a detailed schedule of all the stockholders' equity statement activity that occurred in 2006 which includes the following:

•	The date of each transaction; and

•	The amount of shares issued pre stock-split reconciled to the amount of the post stock-split number of shares presented in the stockholders' equity statement

Response: We respectfully note the Staff’s comment and have provided a detailed schedule of all the Company’s stockholders’ equity statement activity that occurred in 2006 as Annex B to this letter.

Note I - Organization and Summary of Significant Accounting Policies, page F-7

11.	Comment: Please revise your disclosure to indicate that the financial statements presented after the merger are those of JDCO and that the merger was accounted for as a recapitalization of JDCO.

Response: We respectfully note the Staff’s comment and the Company has revised its disclosure in Note 1 to the financial statements to indicate that the financial statements presented after the merger are those of JDCO and that the merger was accounted for as a recapitalization of JDCO.

Rewards/Gift Cards, page F-10

12.	Comment: We note from your disclosure that you recognized $13,402 of other income related to unredeemed store rewards/gift cards in 2006. Please address the following:

•	Please tell us and disclose whether your accounting policy differs with respect to rewards/gift cards that carry expiration dates and those that do not;

•
Please provide us with a description of your breakage recognition methodology, a summary of your historical rewards/gift cards breakage pattern and the calculation of your estimated breakage rate. We presume the $13,402 you recognized in 2006 was the initial adoption of your breakage policy, if not, please provide us with the amount of breakage recognized for all prior periods; and

•
Tell us your basis in GAAP for recognizing income prior to performance or before legal release from the liability as contemplated by SFAS 140. Please provide evidence that demonstrates to us that the probability for future performance with respect to the estimated breakage recognized as income is remote and that this estimate is based on a sufficiently large population of homogeneous transactions.

H. Christopher Owings
Securities and Exchange Commission
May 2, 2007

Response: We respectfully note the Staff’s comment and respond as follows:

•
In accordance with the laws of the State of California, our rewards/gift cards do not carry expiration dates. Therefore, our accounting policy does not need to distinguish between cards that carry expiration dates and cards that do not.

•
The Company confirms that the $13,402 breakage recorded in March 2006 captured 20% of the outstanding gift card liability as of December 31, 2005. Periodically management estimates what the breakage will be. The 20% threshold was the first and only breakage entry that the Company has made to date and there hasn’t been a change since March 2006.

•
The Company confirms that for each month during the 15 months from January 1, 2006 through March 31, 2007, redeemed gift cards consistently represented approximately 6% of net sales. However, gift card liability increased by approximately 5-6% per month over that same period. Discounting seasonal holiday sale/redemption swings in December and January, outstanding gift card liability increased approximately 53% in the 10 months from February through November 2006. Given this trend, the Company believes that 20% was a conservative estimate to allocate as abandoned gift card value. Although SFAS 140 states “a debtor shall derecognize a liability if and only if it has been extinguished” the Company believes the liability associated with the rewards/gift cards is an estimate and should be adjusted on a regular basis to reconcile with what the Company believes the estimate will actually be. As a result, the Company estimated that 20% of the liability would not be incurred and adjusted the estimated accrual accordingly.

13.
Comment: We note your response to our prior comment 19 and that you account for customer transactions which earn rewards by reducing revenue and recording a liability. Please provide us an example of your accounting methodology by illustrating the journal entries you record upon the customer purchase which is tracked by the reward card and when the award is redeemed. Please include your cost of sales and inventory entries in the example.

H. Christopher Owings
Securities and Exchange Commission
May 2, 2007

Response: We respectfully note the Staff’s comment and confirm that the Company’s loyalty program awards points to customers which are automatically redeemed for gift card dollars at a pre-determined threshold. The Company accounts for customer transactions which earn rewards by recording the award to customers at the time of purchase, rather than when they are redeemed or when the initial points are issued. At the end of each month, a journal entry is made that debits “Customer Discounts” and credits “Gift Card Liability” for the total amount of gift card dollars distributed to customers. When a customer redeems his/her award, it is recorded exactly the same as a sale using a purchased gift card; the Company debits “Gift Card Liability” and credits “Store Revenue.”  The cost of sales and the corresponding reduction of the inventory components of the beverage purchased, are recorded in conjunction with the revenue earned when the customer redeems his/her reward. Set forth below is a sample journal entry to illustrate how the Company typically accounts for customer transactions which earn rewards:

	Dr	Cr
Reward Generated
Cash	35.00
Revenue		35.00
Discount	3.50
Gift Card Liability		3.50

Redeemed on a $6.00 Purchase
Cash	2.50
Gift Card Liability	3.50
Revenue		6.00

Cost of Sale @30%	1.80
Inventory		1.80

Note 3 - Property and Equipment, page F-15

14.	Comment: Please revise to disclose the gross amount of property and equipment recorded under capital leases. Refer to paragraph 16 of SFAS 13.

Response: We respectfully note the Staff’s comment and have updated the disclosure to disclose the gross amount of property and equipment recorded under capital leases.

Amendment No. 2 to Registration Statement on Form SB-2 Summary, page 1

15.
Comment: We note here and other places in your prospectus your use of parenthetical phrases. The meanings of these terms are clear from their context and the parenthetical definitions such as these are unnecessary. Please delete. See Rule 421(c) of Regulation C.

Response: We respectfully note the Staff’s comment and have revised the prospectus to delete the use of parenthetical phrases where the meaning of the terms are clear from their context.

H. Christopher Owings
Securities and Exchange Commission
May 2, 2007

Recent Events, Page 1

16.
Comment: Please preface this section with a brief description of the business purpose of the various actions described as well as the ultimate result as changed. In addition, please indicate the basis used for determining the terms.

Response: We respectfully note the Staff’s comment and have updated the disclosure to preface the “Prospectus Summary-Recent Events” section with a brief description of the business purpose of the various actions described as well as a summary of the end result of such actions for the Company. Further, the disclosure has been revised to summarize the basis used for determining the terms of such transactions. Please refer to “Certain Relationships, Related Transactions and Director Independence-Reverse Merger” for more detailed information regarding the background of the reverse merger and the basis used for determining the terms.

We depend on key members of our management, Page 9

17.	Comment: Please delete the last sentence regarding key person policies as it attempts to mitigate the stated risk. Discuss such information under your management section.

Response: We respectfully note the Staff’s comment and have updated the Company’s disclosure to delete the last sentence regarding key person policies.

Please do not hesitate to contact the undersigned or Joanne Johnson, at (310) 552-5000 with any questions.

Sincerely,
/s/ Thomas J. Poletti, Esq.
Thomas J. Poletti, Esq.

cc:           Michael Binninger, Java Detour, Inc. (w/o enclosures)
Anita Karu, Securities and Exchange Commission (w/o enclosures)

Annex A

Java Detour, Inc. and Subsidiaries
Weighted Average Shares Outstanding Calculation
December 31, 2006

YTD 2005 Weighted average computation

Range	Days	Shares	Days x's shares	Weighted Average
12/31/2004
5/10/2005	130.00	10,697,171.38	1,390,632,279.37
5/23/2005	13.00	10,786,315.68	140,222,103.90
12/31/2005	222.00	10,875,459.99	2,414,352,117.48
	365.00		3,945,206,500.75	10,808,784.93

YTD 2006 Weighted average computation

Range	Days	Shares	Days x's shares	Weighted Average
12/31/2005
11/29/2006	333.00	10,875,459.99	3,621,528,176.23
12/31/2006	32.00	28,327,817.03	906,490,144.83
	365.00		4,528,018,321.06	12,405,529.65

PRO FORMA RECONCILIATION

12/31/2005
11/29/2006	333.00	10,875,459.99	3,621,528,176.23
12/31/2006	32.00	26,793,442.03	857,390,144.83
	365.00		4,478,918,321.06	12,271,009.10
Add MEDIA				1,534,375
Total WASO				13,805,384.10

Annex B

Name	Description	Converted	Conversion Price	Pre-Adjustment Shares	Post-Adjustment Shares	Date
Founders	December 31, 2005 Balance (Common Stock)			2,954,545	8,752,234	December 31, 2005
Founders	Promissory Note	97,657	3.38	28,893	85,589	November 30, 2006
Founders	Promissory Note	97,657	3.38	28,893	85,589	November 30, 2006
				3,012,331	8,923,413
A. Barron	Transferred $200,000 Convertible Note to Klapper Family Trust					July 31, 2006
A. Blumberg	Transferred $50,000 Convertible Note to Klapper Family Trust					August 31, 2006

Klapper Family Trust	Convertible Note	100,000	1.00	100,000	296,229	November 30, 2006
Klapper Family Trust	Convertible Note	100,000	3.38	29,586	87,642	November 30, 2006
Klapper Family Trust	Convertible Note Accumulated Interest	1,666	3.38	493	1,470	November 30, 2006
Klapper Family Trust	Convertible Note	25,000	1.00	25,000	74,057	November 30, 2006
Klapper Family Trust	Convertible Note	25,000	3.38	7,396	21,910	November 30, 2006
				162,475	481,308

P. Klapper	December 31, 2005 Balance (Common Stock)	361,111		361,111	1,069,715	December 31, 2005
P. Klapper	Convertible Note	85,000	1.00	85,000	251,794	November 30, 2006
P. Klapper	Convertible Note	85,000	3.38	25,148	74,495	November 30, 2006
P. Klapper	Convertible Note Accumulated Interest	15,583	3.38	4,610	13,657	November 30, 2006
P. Klapper	Transferred Shares to Clydesdale			(16,666)	(49,369)	November 30, 2006
P. Klapper	Transferred Shares to Clydesdale			(33,334)	(98,745)	November 30, 2006
P. Klapper	Transferred Shares to B. Klapper			(36,111)	(106,971)	November 30, 2006
P. Klapper	Transferred Shares to D. Palmer			(36,111)	(106,971)	November 30, 2006
P. Klapper	Transferred Shares to J. Madden			(72,222)	(213,942)	November 30, 2006
P. Klapper	Transferred Shares to S. Feltenstien			(72,222)	(213,942)	November 30, 2006
P. Klapper	Warrants - $0.98 in the money	72,072	3.38	16,176	47,918	November 30, 2006
				225,379	667,638

S. Kay	Convertible Note	50,000	1.00	50,000	148,114	November 30, 2006
S. Kay	Convertible Note	50,000	3.38	14,793	43,821	November 30, 2006
S. Kay	Convertible Note Accumulated Interest	9,167	3.38	2,712	8,034	November 30, 2006
				67,505	199,969

P. Engel	Convertible Note	140,000	1.00	140,000	414,720	November 30, 2006
P. Engel	Convertible Note	140,000	3.38	41,420	122,698	November 30, 2006
P. Engel	Convertible Note Accumulated Interest	25,666	3.38	7,593	22,494	November 30, 2006
				189,014	559,913

Name	Description	Converted	Conversion Price	Pre-Adjustment Shares	Post-Adjustment Shares	Date
L. Koulos	Convertible Note	50,000	1.00	50,000	148,114	November 30, 2006
L. Koulos	Convertible Note	50,000	3.38	14,793	43,821	November 30, 2006
L. Koulos	Convertible Note Accumulated Interest	9,166	3.38	2,712	8,033	November 30, 2006
L. Koulos	Convertible Note	75,000	1.00	75,000	222,172	November 30, 2006
L. Koulos	Convertible Note	75,000	3.38	22,189	65,731	November 30, 2006
L. Koulos	Convertible Note Accumulated Interest	13,750	3.38	4,068	12,051	November 30, 2006
				168,762	499,922

R. Batinovich	Convertible Note	50,000	1.00	50,000	148,114	November 30, 2006
R. Batinovich	Convertible Note	50,000	3.38	14,793	43,821	November 30, 2006
R. Batinovich	Convertible Note Accumulated Interest	9,166	3.38	2,712	8,033	November 30, 2006
				67,505	199,968

W. Stevenson	Convertible Note	12,500	1.00	12,500	37,029	November 30, 2006
W. Stevenson	Convertible Note	12,500	3.38	3,698	10,955	November 30, 2006
W. Stevenson	Convertible Note Accumulated Interest	2,291	3.38	678	2,008	November 30, 2006
				16,876	49,992

D. Grieve	Convertible Note	25,000	1.00	25,000	74,057	November 30, 2006
D. Grieve	Convertible Note	25,000	3.38	7,396	21,910	November 30, 2006
D. Grieve	Convertible Note Accumulated Interest	4,583	3.38	1,356	4,017	November 30, 2006
				33,752	99,984

D. Kaplan	December 31, 2005 Balance (Common Stock)	30,093		30,093	89,144	December 31, 2005
D. Kaplan	Convertible Note	25,000	1.00	25,000	74,057	November 30, 2006
D. Kaplan	Convertible Note	25,000	3.38	7,396	21,910	November 30, 2006
				62,489	185,112

B. Klapper	P. Klapper Transferred Shares to B. Klapper	36,111		36,111	106,971	November 30, 2006

D. Palmer	P. Klapper Transferred Shares to D. Palmer	36,111		36,111	106,971	November 30, 2006

J. Madden	P. Klapper Transferred Shares to J. Madden	72,222		72,222	213,942	November 30, 2006

S. Feltenstein	P. Klapper Transferred Shares to S. Feltenstein	72,222		72,222	213,942	November 30, 2006

Clydesdale	P. Klapper Transferred Shares to Clydesdale			16,666	49,369	November 30, 2006
Clydesdale	P. Klapper Transferred Shares to Clydesdale			33,334	98,745	November 30, 2006
Clydesdale	Promissory Note	40,000	3.38	11,834	35,056	November 30, 2006
Clydesdale	Promissory Note	60,000	3.38	17,751	52,584	November 30, 2006
Clydesdale	Convertible Note	300,000	3.38	88,757	262,924	November 30, 2006
				168,342	498,677

Name	Description	Converted	Conversion Price	Pre-Adjustment Shares	Post-Adjustment Shares	Date
R. Naify	December 31, 2005 Balance (Common Stock)			30,093	89,144	December 31, 2005
R. Naify	Convertible Note	25,000	1.00	25,000	74,057	November 30, 2006
R. Naify	Convertible Note	25,000	3.38	7,396	21,910	November 30, 2006
R. Naify	Convertible Note Accumulated Interest	4,583	3.38	1,356	4,017	November 30, 2006
				63,845	189,128

J. Pasquesi	Convertible Note	50,000	1.00	50,000	148,114	November 30, 2006
J. Pasquesi	Convertible Note	50,000	3.38	14,793	43,821	November 30, 2006
J. Pasquesi	Convertible Note Accumulated Interest	9,166	3.38	2,712	8,033	November 30, 2006
				67,505	199,968

First Street	December 31, 2005 Balance (Common Stock)	295,455		295,455	875,223	December 31, 2005
First Street	Promissory Note	175,000	3.38	51,775	153,372	November 30, 2006
				347,230	1,028,595

R. Harris	Convertible Note	25,000	1.00	25,000	74,057	November 30, 2006
R. Harris	Convertible Note	25,000	3.38	7,396	21,910	November 30, 2006
				32,396	95,968

Anasazi Partners II	Preferred A Shares	499,317	3.38	147,727	437,610	November 30, 2006
Anasazi Partners II	Dividend on Preferred A Shares	86,964	3.38	25,729	76,217	November 30, 2006
Anasazi Partners II	Warrants - $0.98 in the money	59,091	3.38	13,262	39,286	November 30, 2006
Anasazi Partners II	Pref A Dilution Issuance			31,562	93,496	November 30, 2006
				218,280	646,608

Anasazi Partners III	Preferred A Shares	249,657	3.38	73,863	218,804	November 30, 2006
Anasazi Partners III	Dividend on Preferred A Shares	55,549	3.38	16,435	48,684	November 30, 2006
Anasazi Partners III	Warrants - $0.98 in the money	29,546	3.38	6,631	19,643	November 30, 2006
Anasazi Partners III	Pref A Dilution Issuance			16,384	48,535	November 30, 2006
				113,313	335,666

Anasazi Offshore	Preferred A Shares	249,660	3.38	73,864	218,806	November 30, 2006
Anasazi Offshore	Dividend on Preferred A Shares	30,833	3.38	9,122	27,023	November 30, 2006
Anasazi Offshore	Warrants - $0.98 in the money	29,545	3.38	6,631	19,643	November 30, 2006
Anasazi Offshore	Pref A Dilution Issuance			15,148	44,874	November 30, 2006
				104,766	310,346

A. Hosseinioun	Convertible Note	25,000	1.00	25,000	74,057	November 30, 2006
A. Hosseinioun	Convertible Note	25,000	3.38	7,396	21,910	November 30, 2006
				32,396	95,968

PFK Development Group	Promissory Note	102,000	3.38	30,178	89,396	November 30, 2006

C. Baker	Warrants - $0.98 in the money	1,000	3.38	224	665	November 30, 2006
				5,401,230	16,000,030

Equity Roll-Forward Transactions

Name	Description	Converted	Conversion Price	Pre-Adjustment Shares	Post-Adjustment Shares	Date
	Sale of Common Stock, net of offering costs of $1,050,000				10,000,000	November 30, 2006
	Effect of reverst merger				1,534,345	November 30, 2006

	Common stock issued for services				793,412	November 30, 2006
					12,327,757
				TOTAL	28,327,787